Exhibit 3.1

FIRST AMENDMENT
TO THE
SECOND AMENDED AND RESTATED BYLAWS
OF YELLOW CORPORATION

(a Delaware corporation)

The Board of Directors of Yellow Corporation, a Delaware corporation (the “Corporation”), by unanimous consent given in writing or by electronic transmission in lieu of holding a special meeting and in accordance with the General Corporation Law of the State of Delaware and the Second Amended and Restated Bylaws of the Corporation, adopted as of February 4, 2021 (the “Bylaws”), approved and adopted as of June 1, 2023 the following amendments to the Bylaws to be effective as of June 1, 2023:

Article V, Section 5.3(b) of the Bylaws is hereby amended and restated by in its entirety with the following:

(b) The Chairman of the Board shall serve as an ex-officio member of all committees of the Board on which he or she does not otherwise serve as a member, to the extent permitted by applicable law, regulation or stock exchange requirements, and shall be entitled to be present in person, to present matters for consideration and to take part in consideration of any business by the committee at any meeting of the committee. The Chairman of the Board, as an ex-officio member, shall not be counted for purposes of a quorum nor for purposes of voting or otherwise in any way for purposes of authorizing any act or other transaction of business by such committee; however, he or she may notice and call any meeting of a committee in accordance with the procedures set for by the committee in accordance with Section 5.4 below.

Except as hereby amended, the Existing Bylaws shall in all other respects remain in full force and effect.